Exhibit (a)(1)(F)
FORM OF EMAIL TO ELIGIBLE EMPLOYEES
CONFIRMING ACCEPTANCE OF FIXED VALUE RIGHTS AND/OR EXISTING RSUS

Subject:	Confirmation of Acceptance of Fixed Value Rights and/or Existing RSUs

To:	All Eligible Employees

From:	Qualtrics International Inc.
Thank you for your submission of the election pursuant to the Offer to Exchange Fixed Value Rights and/or Existing RSUs (the “Exchange Offer”), dated August 12, 2021 (the “Offer Documents”). With this letter, we confirm that Qualtrics International Inc. (“Qualtrics”) has accepted the Fixed Value Rights and/or Existing RSUs that you selected on the exchange election site. Subject to the terms and conditions of the Exchange Offer, as described in the Offer Documents, your Fixed Value Rights and/or Existing RSUs will be cancelled and Qualtrics RSUs will be granted to you. Your Qualtrics RSUs will appear shortly in Shareworks, and your RSU agreement(s) will be available for electronic acceptance. If you made an election to tender any fixed value rights and/or existing RSUs for exchange that do not qualify as Fixed Value Rights and/or Existing RSUs, such fixed value rights and/or existing RSUs will not be accepted by Qualtrics and will remain outstanding subject to their original terms following the expiration of the Exchange Offer. If you have any questions, please contact legal-equity@qualtrics.com.
“Eligible Employees” means employees of QAL Technologies Pty Ltd, a proprietary limited company organized in Australia and a subsidiary of Qualtrics (“QAL”), on the date hereof who hold Fixed Value Rights and/or Existing RSUs that vest on or after October 1, 2021, who continue to be employees of QAL or Qualtrics or one of its other subsidiaries through the expiration of the Exchange Offer and through the Grant Date, and who have not previously been offered the opportunity to exchange outstanding Fixed Value Rights and/or Existing RSUs for replacement Qualtrics RSUs.
“Existing RSUs” means the rights granted by Qualtrics on or after January 1, 2018, that are now represented by rights to receive amounts in cash linked to the value of SAP Stock as of the applicable vesting date and rights granted by SAP as part of the “Move SAP Plan” or “Grow SAP Plan” to receive amounts in cash linked to the value of SAP Stock as of the applicable vesting date.
“Fixed Value Rights” means (x) rights granted by Qualtrics prior to January 1, 2018, that are now represented by fixed value rights to receive an amount in cash equal to $34.9968272 per right or (y) rights granted by Qualtrics that are now represented by fixed value rights to receive an amount in cash equal to $34.9968272 less the exercise price that applied to the rights at the time of the grant, in each case which vests on or after October 1, 2021.
“Qualtrics RSUs” means the right to receive shares of Qualtrics Class A common stock, par value $0.0001 per share, in the future, subject to certain vesting conditions and other terms and conditions set forth in the 2021 Qualtrics International Inc. Employee Omnibus Equity Plan, the applicable award agreement and the other relevant agreements and governing documents.
Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Offer Documents.